Room 4561

								June 17, 2005


Robert L. Howard-Anderson
President and Chief Executive Officer
Occam Networks, Inc.
77 Robin Hill Road
Santa Barbara, CA  93117

	Re:    	Occam Networks, Inc.
		Registration Statement on Form S-1
		Filed May 19, 2005
		File No. 333-125061
		Form 10-K for the year ended December 31, 2004
		File No. 0-30741

Dear Mr. Carl:

      We have limited our review of the above-referenced Form S-1 registration statement to the terms of the rights offering and to your pending confidential treatment application. We also conducted a limited review of your financial statements in your Form 10-K relating to revenue recognition matters and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We are in receipt of your request for confidential treatment of Exhibits 10.67, 10.69 and 10.70 filed in the December 31, 2004 Form
10-K. We will provide comments on the confidential treatment request, if any, in a separate letter. Please note that the confidential treatment request must be processed before effectiveness of the registration statement.

Cover Page
2. Please ensure that you refer to the separate resale distribution.
Similarly, the cover page to the resale prospectus should contain a corresponding reference to this rights offering.
3. Your disclosure indicates that there is no minimum subscription requirement for the offering to proceed yet in calculating the estimated net proceeds, you are assuming the exercise of all of the subscription rights. What is the basis for this assumption since it appears that there can be no assurances that any of the rights will be sold? Please replace the phrase "assuming the exercise of all subscription rights" in the second paragraph with language referring to the maximum number of shares and offering proceeds, and state that there is no assurance that all or any of those securities will be sold.

Questions and Answers About the Rights Offering

Will the issuance of the Series A-2 preferred stock affect my common stock in any other ways?
4. The table on page 2 provides examples of the effect of the preferred liquidation preference and participation rights on distributions among Occam stockholders. Please tell us the basis for setting the starting range at $20 million even as an illustrative example. In this regard, we note that the balance sheet indicates a net capital in the range of $7 million.

How will Occam use the proceeds of the rights offering?
5. We note your statement on page 3 that you do not currently have "any budgeted uses for any portion of the proceeds" of the offering, if any. Please be advised that to the extent you have made preliminary decisions about how to allocate any proceeds generated by the rights offering, you should state the approximate amount to be used for any such purposes identified.

How did Occam determine the purchase price for the Series A-2 preferred stock?
6. Your disclosure states on page 3 that "an outside financial advisor" participated on behalf of Occam in the negotiations and deliberations in setting the purchase price and terms of the Series
A-2 preferred stock. This statement is ambiguous as to what the role of the outside financial advisor was in this regard. Disclose the company`s views concerning the significance to investors in the rights offering of the participation of the financial advisor in the negotiations and deliberations. We may have further comment.

Form 10-K for the Year Ended December 31, 2004

Notes to Financial Statements
Note 2.  Summary of Significant Accounting Policies
Warranty, page F-11
7. We note that you warranty your products for periods up to five years and record an estimate of warranty costs when revenue is recognized. Describe the impact the yield problems and unusually high repair costs on certain new products during 2004 had on your ability to make reasonable estimates of the amount of your warranty liability. Tell us what information you relied upon to make estimates in light of the 2004 problems. Additionally, tell us how these problems impacted revenue recognition. See paragraph 25 of SFAS No. 5.

Revenue Recognition, page F-11
8. It appears that your arrangements contain multiple deliverables including hardware, software, training, post-sales technical support and maintenance, however, your disclosure does not address how you account for each of these deliverables. Indicate how you identify deliverables and how you allocate the fee to each deliverable. Indicate how you determine fair value (i.e., VSOE) for each deliverable. In this regard, tell us what consideration you gave to disclosing these policies within your footnotes.  See SAB Topic 13
(B)(1).
9. You state that you recognize revenue once services have been rendered. Please clarify and disclose the nature and type of services to which you are referring including the authoritative literature relied upon to support your accounting. In addition, you disclose that you provide customer support and software
maintenance
for one year at no cost.  Clearly indicate how you have accounted for
revenue earned from services provided at no cost including
references
to authoritative literature. See paragraph 59 of SOP 97-2 or SAB Topic 13 (a)(3)(c), as appropriate. That is, your disclosure should indicate how you assign revenue to those services and how that revenue is recognized. Also, indicate whether you offer extended warranty programs that would be subject to FTB 90-1.
10. We note that you entered into manufacturing and technology licensing agreements with Tellabs Petaluma (Tellabs) in March 2005.
Tell us your revenue recognition policy on sales made through Tellabs. Indicate how you confirm that an end-user has purchased your product and the product has been shipped. Describe the type of evidence obtained from Tellabs and the timeliness of this
evidence.
Tell us what consideration you gave to including any of the
foregoing
revenue recognition policies in your notes to financial
statements.
11. Tell us whether there are any rights of return held by the end-
user.  If so, tell us how your accounting complies with paragraph
6
of SFAS 48. Tell us what consideration you gave to disclosing these rights within your revenue recognition policy footnote.

      As appropriate, please amend your filing and respond to the comments relating to the Form 10-K within 10 business days or tell us when you will provide us with a response. You may with to provide us with marked copies of the amendment to expedite our review.
Please
furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* 		should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* 	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions should be directed to Maryse Mills-Apenteng at
(202) 551-3457 or, in her absence, the undersigned at (202) 551-
3462.
If you still require further assistance, you may contact Barbara
C.
Jacobs, Assistant Director, at (202)-551-3730.

								Sincerely,



      			Mark P. Shuman
      			Branch Chief - Legal


cc:  	Via facsimile:  650-493-9300
      Lance E. Brady, Esq.
      Wilson Sonsini Goodrich & Rosati, PC








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Robert L. Howard-Anderson
Occam Networks, Inc.
June 17, 2005
Page 5